UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Unaudited Financial Results for the First Six Months of Fiscal Year 2026

Scage Future (NASDAQ: SCAG) (“Scage Future,” “we” or the “Company”), a Cayman Islands exempted company hereby furnishes its unaudited financial results for the six months ended December 31, 2025, representing the first half of fiscal year 2026.

First Six Months of Fiscal Year 2026 Financial Highlights

●	Revenue increased by 91.3% from US$7.1 million for the six months ended December 31, 2024 to US$13.7 million for the six months ended December 31, 2025, primarily driven by increased sales of NEVs and components.

●	Gross profit improved to US$0.2 million, representing a gross margin of 1.4%, for the six months ended December 31, 2025, compared to a gross loss of US$0.7 million, representing a negative gross margin of 10.1%, for the six months ended December 31, 2024.

●	Interest expense, net increased by 652.5% from US$0.1 million for the six months ended December 31, 2024 to US$1.1 million for the six months ended December 31, 2025, primarily due to increased short-term borrowings and interest expense related to convertible notes issued in the second half of fiscal year 2025.

●	Net loss was US$3.7 million for the six months ended December 31, 2025, compared to US$4.0 million for the six months ended December 31, 2024.

●	Basic and diluted loss per share was US$0.05 for the six months ended December 31, 2025, compared to US$0.08 for the six months ended December 31, 2024.

First Six Months of Fiscal Year 2026 Financial Results

Net revenue

Net revenue increased from US$7.1 million for the six months ended December 31, 2024 to US$13.7 million for the six months ended December 31, 2025.

Revenue from sales of NEVs and components increased from US$7.0 million for the six months ended December 31, 2024 to US$13.5 million for the six months ended December 31, 2025. The increase was primarily attributable to higher sales of NEV batteries and vehicles, as well as the expansion of our component sales into other new energy applications, including electronic power controllers and electronic devices such as communication modules and power control chips. The increase was partially offset by lower sales of Artificial-Intelligence Robot Transportation (“ART”) components during the six months ended December 31, 2025. We sold 131 sets of NEV batteries, 30 hybrid tractor trucks and 19 Q-trucks for the six months ended December 31, 2025, compared with 24 sets of ART components, 54 sets of NEV batteries and 6 Dragon II for the six months ended December 31, 2024.

Revenue from provision of vehicle modification services remained stable at US$0.1 million for both the six months ended December 31, 2025 and 2024.

Revenue from leasing of NEVs was US$10,883 and US$6,955 for the six months ended December 31, 2025 and 2024, respectively.

Cost of revenue

Cost of revenue increased significantly from US$7.9 million for the six months ended December 31, 2024 to US$13.5 million for the six months ended December 31, 2025.

Cost of revenue related to sales of NEVs and components increased significantly from US$7.8 million for the six months ended December 31, 2024 to US$13.4 million for the six months ended December 31, 2025, generally in line with the growth in the sales of NEVs and components.

Cost of revenue related to provision of vehicle modification services were US$89,392 and US$25,763 for the six months ended December 31, 2025 and 2024, respectively.

Cost of revenue related to leasing of NEVs were US$4,595 and US$2,947 for the six months ended December 31, 2025 and 2024, respectively.

Gross profit/(loss) and gross profit/(loss) margin

We recorded gross profit of US$0.2 million and gross loss of US$0.7 million for the six months ended December 31, 2025 and 2024, respectively, representing a gross profit margin of 1.4% and a gross loss margin of 10.1%, respectively. We achieved gross profit for the six months ended December 31, 2025, primarily due to (i) higher profit margin in the sales of NEV components, which accounted for the majority of our revenue for the six months ended December 31, 2025; and (ii) the absence of losses incurred from the dismantling and discounted sale of 6 Dragon King vehicles and one Galaxy I high-end version model, which adversely affected gross profit during the six months ended December 31, 2024 due to declining market demand for these models.

Operating expenses

Operating expenses increased by 8.3% from US$3.2 million for the six months ended December 31, 2024 to US$3.5 million for the six months ended December 31, 2025, primarily due to (i) an increase of US$0.5 million in general and administrative expenses, including an increase of US$0.6 million in agent and professional fees for expenses related to compliance requirements as a public company following the completion of our business combination, and a decrease of US$0.1 million in entertainment expense, partially offset by (ii) a decrease of US$0.2 million in research and development expenses, primarily due to lower rental expenses following lease renewals at lower rental rates and a decrease in technical service fees due to reduced dismantling activities during the six months ended December 31, 2025.

Other expenses, net

Other expenses, net increased by 333.2% from US$0.1 million for the six months ended December 31, 2024 to US$0.4 million for the six months ended December 31, 2025, primarily attributable to an increase of US$0.9 million in interest expense, net driven by increased short-term borrowings during the six months ended December 31, 2025 and interest incurred on convertible notes issued in the second half of fiscal year 2025, partially offset by a US$0.4 million favorable change in the fair value of derivative liabilities.

Net loss

Net loss decreased by 30.5% from US$4.0 million for the six months ended December 31, 2024 to US$3.7 million for the six months ended December 31, 2025.

Basic and diluted loss per share

Basic and diluted loss per share was US$0.05 for the six months ended December 31, 2025, compared to US$0.08 for the six months ended December 31, 2024.

Financial Condition

As of December 31, 2025, we had cash and restricted cash of US$0.6 million, compared to US$0.1 million as of June 30, 2025.

Net cash used in operating activities was US$2.0 million for the six months ended December 31, 2025, compared to US$1.7 million for the six months ended December 31, 2024.

Net cash provided by investing activities was US$21,161 for the six months ended December 31, 2025, compared to net cash used in investing activities of US$20.6 million for the six months ended December 31, 2024.

Net cash provided by financing activities was US$2.5 million for the six months ended December 31, 2025, compared to US$21.0 million for the six months ended December 31, 2024.

SCAGE FUTURE

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2025
ASSETS
Current assets:
Cash	$609,892	$90,758
Restricted cash	-	6,980
Accounts receivable, net	8,019,553	2,580,730
Contract assets, current	432,083	236,054
Inventories, net	1,584,826	1,013,303
Amounts due from related parties, net	-	11,387
Prepaid expenses and other current assets, net	920,162	1,075,837
Total current assets	11,566,516	5,015,049

Non-current assets:
Property and equipment, net	447,506	713,402
Right-of-use assets, net	489,705	126,173
Long-term investments	20,425,130	20,336,325
Contract assets, non-current	24,024	292,814
Other non-current assets	20,402	-
Total non-current assets	21,406,767	21,468,714

TOTAL ASSETS	$32,973,283	$26,483,763

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	$12,725,401	$9,632,029
Accounts payable	8,448,354	2,713,803
Contract liabilities	976,634	192,898
Amounts due to related parties	3,558,486	1,884,129
Accrued expenses and other payables	8,422,595	7,765,385
Operating lease liabilities, current	102,267	131,141
Derivative liabilities	255,675	676,890
Convertible debt, current	2,115,424	2,411,553
Total current liabilities	36,604,836	25,407,828

Non-current liabilities:
Amounts due to a related party, non-current	-	2,019,233
Operating lease liabilities, non-current	329,146	-
Total non-current liabilities	329,146	2,019,233

TOTAL LIABILITIES	36,933,982	27,427,061

Commitments and contingencies

Mezzanine equity
Redeemable non-controlling interests	4,764,697	4,651,293
Total mezzanine equity	$4,764,697	$4,651,293

Shareholders’ deficit
Ordinary shares (par value of $0.0001 per share; 500,000,000 shares authorized as of December 31, 2025 and June 30, 2025, respectively; 72,609,665 and 72,243,992 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)	7,261	7,224
Additional paid-in capital	35,075,521	34,042,059
Accumulated deficit	(43,903,566)	(40,217,153)
Accumulated other comprehensive income	452,771	900,287
Total shareholders’ deficit attributable to Scage Future	(8,368,013)	(5,267,583)
Non-controlling interests	(357,383)	(327,008)
Total shareholders’ deficit	(8,725,396)	(5,594,591)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$32,973,283	$26,483,763

SCAGE FUTURE

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended December 31,
	2025	2024
Revenue	$13,674,735	$7,147,668
Cost of revenue	(13,485,656)	(7,868,925)
Gross profit/(loss)	189,079	(721,257)

Operating expenses:
Selling and marketing expenses	(207,679)	(202,659)
Research and development expenses	(676,995)	(843,083)
General and administrative expenses	(2,545,715)	(2,095,600)
Impairment of long-lived assets	(26,426)	(49,180)
Total operating expenses	(3,456,815)	(3,190,522)

Loss from operations	(3,267,736)	(3,911,779)

Interest expense, net	(1,057,976)	(140,601)
Other income, net	107,183	38,848
Fair value change in derivative liability	421,215	-
Gain on investments	88,805	-
Total other expenses, net	(440,773)	(101,753)

Loss before income taxes	(3,708,509)	(4,013,532)

Income tax expense	-	-

Net loss	(3,708,509)	(4,013,532)
Less: Net loss attributable to non-controlling interests	(21,991)	(62,324)
Less: Net loss attributable to redeemable non-controlling interests	(105)	(409)
Net loss attributable to Scage Future	(3,686,413)	(3,950,799)
Net loss attributable to Scage Future’s ordinary shareholders	$(3,686,413)	$(3,950,799)

Net loss	(3,708,509)	(4,013,532)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax of nil	(342,391)	137,501
Comprehensive loss	(4,050,900)	(3,876,031)
Less: Comprehensive loss attributable to non-controlling interests	(30,375)	(104,100)
Less: Comprehensive income/(loss) attributable to redeemable non-controlling interests	113,404	(20,163)
Comprehensive loss attributable to Scage Future	(4,133,929)	(3,751,768)
Comprehensive loss attributable to Scage Future’s ordinary shareholders	$(4,133,929)	$(3,751,768)

Loss per share
Basic and Diluted	(0.05)	(0.08)
Weighted average number of ordinary shares outstanding used in computing loss per share
Basic and Diluted	72,376,235	52,382,856

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: June 30, 2026	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer